Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "AO1 SOLUTIONS
INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MAY, A.D.
2012, AT 1:43 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5158956   8100

120616727

AUTHENTICATION: 9592700

DATE: 05-23-12

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 05/23/2012
FILED 01:43 PM 05/23/2012
SRV 120616727 - 5158956 FILE

CERTIFICATE OF INCORPORATION
OF
AO1 SOLUTIONS INC.

(Pursuant to Sections 102 of the
General Corporation Law of the State of Delaware)

FIRST: The name of this corporation is Ao1 Solutions Inc. (the "**Corporation**").

SECOND: The address of the Company's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County DE 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

FOURTH: The name and mailing address of the incorporator are as follows: Michelle J. Bayer, Much Shelist, P.C., 191 North Wacker Drive, Suite 1800, Chicago, IL 60606.

FIFTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is **13,000,000** shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) **1,000,000** shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), all of which shall be designated "Series AA Preferred Stock". The Board of Directors of the Corporation is authorized, subject to the limitations prescribed by law and the provisions of this Certificate of Incorporation, to provide for the issuance of shares of the Preferred Stock, and further, without limiting the generality of the foregoing, to provide for the issuance of the shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designations, voting powers, preferences, rights and qualifications, limitations or restrictions of the shares of the Preferred Stock of each such series.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B.   PREFERRED STOCK

The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article FIFTH refer to sections and subsections of Part B of this Article FIFTH.

1.   <u>Dividends</u>. Dividends on the Preferred Stock shall be declared, paid or set aside when, as and if determined by the board of directors of the Corporation (the "**Board of Directors**"), in the sole discretion of

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such the Board of Directors; provided, however that the Corporation shall not declare, pay or set aside any dividends on the Common Stock of the Corporation (except for dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (i) the Board of Directors determines to declare, pay or set aside such dividend, when as and if so determined in the sole discretion of the Board of Directors, and (ii) the holders of the Preferred Stock then outstanding shall first receive or have had declared and set aside for payment in such calendar year, or shall simultaneously receive or have declared and set aside for payment, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the same amount per share (on an as converted to Common Stock basis) as is paid on each share of Common Stock. The "**Series AA Original Issue Price**" shall mean $0.375 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA Preferred Stock. The "**Original Issue Price**" with respect to the Series AA Preferred Stock shall mean the Series AA Original Issue Price.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series AA Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the respective Original Issue Price of such share of Preferred Stock, plus an amount equal to any declared but unpaid dividend on such share of Preferred Stock or, if greater, (ii) the amount received that would be received in respect of such share of Preferred Stock as if all shares of Preferred Stock were converted into Common Stock immediately prior to such payment (the respective amount payable pursuant to this sentence is hereinafter referred to as the "**Preferred Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder. For the avoidance of doubt, no holder of Preferred Stock shall receive a payment in respect of a single share of Preferred Stock (whether or not actually converted into Common Stock) under both Section 2.1 and Section 2.2, but instead shall either: (i) continue to hold such share Preferred Stock (and receive up to the Preferred Liquidation Amount under section 2.1) or (ii) convert such share of Preferred Stock into Common Stock (and receive the amount to which a holder of such Common Stock would be entitled under Section 2.2).

2.3   Deemed Liquidation Events.

2.3.1   Definition. At the election of the Board of Directors, each of the following events shall be considered a "**Deemed Liquidation Event**":

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority (on an as-converted to Common Stock basis), of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of (or substantially all the material intellectual property of) the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities. "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

2.3.2   Effecting a Deemed Liquidation Event. The Board of Directors shall have the power to effect a Deemed Liquidation Event, provided that if a vote or written consent of the stockholders is required by applicable law, such vote or written consent shall be required. In the event the Board of Directors determines with a prior or subsequent vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock that a Deemed Liquidation Event has occurred or is approved to occur, the Corporation shall use the consideration (or as may be such applicable a portion of the consideration) received by the Corporation for such Deemed Liquidation Event and legally available for distribution to its stockholders (such legally available amount to be determined net of any retained liabilities associated with the assets sold or technology licensed and other reserves for liabilities, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders to the extent legally available therefor (collectively such net amounts that are legally available for distribution to the Corporation's stockholders, the "**Available Proceeds**"), on a date to be determined by the Board of Directors, to redeem all outstanding shares of Preferred Stock at a price per share equal to the respective Preferred Liquidation Amount. The provisions of Subsections 6.1 through 6.4 shall apply the redemption of the Preferred Stock pursuant to this Subsection 2.3.2.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, transaction, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3.   Voting. On any matter presented to the stockholders of the Corporation for their action or

consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting) including the election of directors, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the respective Original Issue Price by the respective Conversion Price (as defined below) in effect at the time of conversion. The "Series AA Conversion Price" shall initially be equal to $0.375. The "Conversion Price" with respect to the Series AA Preferred Stock shall mean the Series AA Conversion Price. Such initial respective Conversion Prices, and the respective rates at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form and substance satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall use commercially reasonable efforts to take and facilitate such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, requesting requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the any respective Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will use commercially reasonable efforts to take any corporate action which the Board of Directors determines, in consultation with counsel, may be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted respective Conversion Price and unless and until such time as such action has been taken such adjusted respective Conversion Price shall never be adjusted to an amount below such par value.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and notwithstanding any provision to the contrary in the Certificate of Incorporation the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment or Payments. Upon and after any such conversion, no dividend shall accrue or be declared or paid upon and no adjustment to the respective Conversion Price shall be made for any reason upon the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Special Definition for Adjustments to Conversion Price. "**Series AA Original Issue Date**" shall mean the most recent date on which a share of Series AA Preferred Stock became outstanding after the most recent date on which there were no shares of Series AA Preferred Stock outstanding. The "**Original Issue Date**" with respect to the Series AA Preferred Stock shall mean the Series AA Original Issue Date.

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the respective Original Issue Date effect a subdivision of the outstanding Common Stock, the respective Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the respective Original Issue Date combine the outstanding shares of Common Stock, the respective Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the respective Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the respective Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the respective Conversion Price then in effect by a fraction: (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution. Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the respective Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the respective Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the respective series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Certificate as to Adjustments. After the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, promptly after request from any holder of Preferred Stock, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three times the Series AA Original Issue Price or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (the time of such immediately prior to such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form and substance satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees or instruct its transfer agent to so issue and deliver, (a) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with (b) cash as provided in Subsection 4.3.1 clause (ii) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) the payment of an amount per share of Preferred Stock so converted equal to the per share amount specified in Subsection 4.3.1 clause (iii) but using the Mandatory Conversion Time as the Conversion Time for such purpose multiplied by the number of shares of Preferred Stock so converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redemption.

6.1   Redemption. The Preferred Stock shall not be redeemable at the election of the Corporation or any holder or holders thereof, provided however that the Preferred Stock shall be redeemed if required by Subsection 2.3.2, and in such event the Preferred shall be redeemed by the Corporation out of funds lawfully available therefor at the price required by Subsection 2.3.2 (the "**Redemption Price**"). The date of redemption shall be as required by Subsection 2.3.2 (the "**Redemption Date**").

6.2   Redemption Notice. The Corporation shall send written notice of a mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than 20 days prior to the Redemption Date. Such Redemption Notice shall state:

(a)   the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b)   the Redemption Date and the Redemption Price;

(c)   the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(d)   that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

6.3   Surrender of Certificates; Payment. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

6.4   Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or other acquisition by the Corporation of such shares .

8.   Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

9.   Notices. Any notice required or permitted by the provisions of this Article FIFTH to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

SIXTH: In furtherance and not in limitation of the powers conferred by statute the Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: The number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ELEVENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article ELEVENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article ELEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TWELFTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article TWELFTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

*   *   *

This Certificate of Incorporation has been duly adopted in accordance with Sections 102 of the General Corporation Law.

[Remainder of Page Left Blank Intentionally – Signature Page Follows]

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on May 23, 2012.

/s/ Michelle J. Bayer
Michelle J. Bayer, Incorporator